Filed by Aviragen Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14a-6(b)

Of the Securities Exchange Act of 1934, as amended

Subject Company: Aviragen Therapeutics, Inc.

Commission File No. for Registration

Statement on Form S-4: 333-222009

January 24, 2018

Dear Mr. Araujo

ISS – Vice President, M&A and Contested Elections

The following document has been prepared by Aviragen in response to the misstatements and inaccuracies outlined in the Digirad led group proxy slides.

Reason 1

“The board refused to negotiate”

●	Untrue as evidenced of how the initial offer of $0.81 was improved to $0.84. The board believed the $0.84 was below cash on hand plus royalty stream and gave no value for products.

●	Party F never made a real offer – its indications were highly conditional and dependent on diligence, which it refused to conduct

“The transactions committee authorized the Board to commence preparation of a shareholder rights plan”

●

On the advice of Dechert, the company’s external counsel, the BOD deemed it prudent to investigate enacting a shareholder rights plan to protect all of the company’s shareholders from a potential corporate raider Party F.

“The Aviragen board agreed to pay a whopping $1.95M [break-up fee] (i.e. 5.7% of the outstanding cash balance)”

●	The break-up fee agreed to was 3.25% of the deal, which is well within the norm for break-up fees and the break-up fee was only due if the company received and accepted a higher offer.

●	If the deal didn’t close for any other reason, such as the shareholders not approving the merger or a significant adverse event at Vaxart, there was no break-up fee payable.

Reason 2

“Senior Management and Stifel are highly incentivized to close the deal”

●

Following a termination of employment after a transaction, the CEO and CFO will only receive the severance payments long-ago called for in their employment agreements. The contracts, which the compensation committee of the board approved based on the advice of an independent compensation consultant and were consistent with industry norms for comparable companies with whom Aviragen competes for talent.

Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009 678.221.3343

●	Stifel receives the same fee if the board accepted the buyout offer as they would receive for the merger.

Reason 3

“Going Concern; Run out of Cash; Huge Debt; Material Weakness in Controls”

●

The combined company has significant amount of cash (approximately $30 million) that will last until the second quarter of 2019, during which the company will achieve a number of value-creating milestones. In addition nearly all of Vaxart’s debt converts into shares and the combined company will be left with very little debt ($5 million), which doesn’t need to be repaid for years.

●

The “material weakness was related to lack of sufficient personnel”, ignores that the combined company will have the benefit of Aviragen’s resources and procedures. It is not a reflection of the quality or accuracy of the accounting. As noted in the proxy, it will be remedied immediately upon closing of the merger.

Reason 4

“We believe the valuation analysis of Aviragen’s Financial Advisor is flawed”

●

Stifel are experts in the industry that routinely prepared fairness opinions. They chose companies that are comparable to Vaxart and are ones that Vaxart competes against in the vaccine development arena.

●

Stifel selected the companies and the transactions utilized in its analyses based on the size of the company or target company, the current phases of the life cycle of the company or target company and other factors.  With respect to Vaxart, each of the selected publicly companies to which it was compared was a biotechnology company whose lead value generating asset was a clinical stage vaccine in the United States, and each of the target companies in the transactions to which it was compared was a biotechnology company with a lead value generating asset that was a non-marketed vaccine (and was not a biodefense focused company). Stifel understood that the companies and transactions utilized in its analyses were not identical to Aviragen or Vaxart or to the merger and differed in material ways; accordingly, Stifel’s analyses were not purely mathematical but involved complex considerations and judgements concerning the differences in the companies and the transactions.

●

Stifel conducted several analyses, consisting primarily of a selected publicly traded companies analysis, a selected precedent transactions analysis, a discounted cash flow analysis, and (in the case of Vaxart) a selected IPO analysis, each as described in Aviragen’s proxy statement, and considered the results of all of its analyses as a whole.  Stifel noted that no methodology should be viewed individually, and did not attribute any particular weight to any analysis or other factor.

●	The list could be viewed as a conservative one given that some of the companies have had recent major clinical trial failures that affected their value.

●

An excellent recent comp for Vaxart is Okairos, another delivery/gene-based vaccine company with a viral vector.  Okairos was at a similar stage of development as Vaxart when they were acquired by GSK for $325M.

Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009 678.221.3343

●	The discount rate in the DCF does not address the market potential of the products, which is the absolute driving factor in a DCF calculation.

●	Aviragen’s liquidation value did take into consideration a number of different aspects including royalties, third-party obligations, D&O insurance tails, etc.

Reason 5

“We believe development of Vaxart’s drug candidates will be risky, time-consuming, and expensive

Novel Adjuvants require enormously long, expensive trials”

●	Actually the length of time required by the FDA to follow subjects for safety following administration of a novel adjuvant is only 12 months.

●

Although, the total number of subjects in a typical phase 3 adjuvanted prophylactic vaccine study may be larger than that in a novel therapeutic study, vaccines only require one pivotal phase 3 study for licensure, unlike therapeutics, which typically require two pivotal trials.

“Few successful approvals of novel adjuvants”

●	Actually three adjuvanted vaccines have been approved by the FDA in the last two years

o	Shingrix, HEPLISAV B, and Fluad

“We are skeptical that Vaxart’s novel adjuvant will be the sixth (to be approved)”

●	No safety concerns to date (>300 patients dosed)

●	Positive feedback from the FDA to date

“Significant formulation change”

●	No change in formulation is required and tablets with more virus (higher potency) have successfully been made and tested clinically

Reason 6

“Terminating relationship with Lonza”

●

Our current GMP facility is adequate to manufacture clinical trial supplies for the trials that are scheduled to start in 2018. Importantly, our process has yields that are at least 10-fold higher than those achieved by Lonza, an enormous advantage both in cost as well as in CAPEX requirements. Additionally, Vaxart has a proprietary process and manufacturing in-house gives us better control of this important intellectual property asset.

●

Vaxart has no need to match Lonza’s facilities since Lonza is a service provider for hundreds of customers. Although the vaccines used in clinical trials to date (flu, norovirus, RSV vaccine) were manufactured at Lonza, the process was supervised by Vaxart’s personnel using Vaxart’s equipment.

Reason 7

‘Management has neither described the nature of the synergies not made any attempt to quantify them’

●

Many of the synergies are explained in the document, and in fact most are quite obvious. The new company doesn’t need two CEO’s, nor two CFO’s, nor two drug development management teams. All of the programs of both companies can be handled by one management team, which as the proxy notes in detail will be the Vaxart team. In fact, Aviragen has already laid off all of its senior management team (excluding the two executives needed to undertake its regulatory responsibilities of being a public company and one to conduct the ongoing clinical trial) in advance of the merger in order to preserve cash for the benefit of our shareholders. In addition, there will be no need for two headquarters, two legal firms, two accounting firms, etc. The reduced staffing and other synergies will save more than $6 million dollars annually for the combined company.

Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009 678.221.3343

“Vaccines are an entirely new business for Aviragen, its staff and it shareholders”

●	Aviragen is not running the new company. Vaxart is. And vaccines are not a new business for them.

In our opinion, management has failed to lay out concrete plans to achieve synergy”

●	See above. The major items contributing to synergy are all laid out in the proxy.

Reason 8

“Following the closing of the merger, executive officers and directors of the combined company are expected to beneficially control approximately 51.2% of the outstanding shares of the combined company common stock”

●	It is clearly stated that because Vaxart will control 60% of the combined stock, they are the acquiring company. The beneficial ownership table is presented for the combined company.

Reason 9

“We believe the price movement indicates that shareholders disapprove of the proposed merger deals and support CAS group’s agenda “

●	Extremely short-term movements in the stock price are not indicative of shareholder sentiment, particularly with a highly volatile, retail-heavy, microcap stock whose value is largely subjective.

●	It is easy to manipulate the narrative by selecting time periods that favor any one given argument.

●

The same argument can be made about the price surrounding the merger announcement. Company shares had been trading in the $.50s and low $.60s for most of the summer and fall and in fact was trading in the $.40s earlier in the year. In October it rose steadily in anticipating of news. It then sold off as short term traders took profits.

Reason 10

“We Believe Management team of Vaxart is not credible or proven.”

●

CEO Wouter Latour has been a leader at some of the world’s largest pharmaceutical companies, including Global Head of BD, M&A at SmithKline Beecham Vaccines, and Head of a major Business Unit at Novartis, as well as CEO of smaller biotech companies.

Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009 678.221.3343

●

The Board of Vaxart has the benefit of a highly experienced executives in the pharmaceutical industry, including Richard Markham, CEO of Aventis Pharmaceuticals and Jan Leschly, CEO of GlaxoSmithKline.

Please contact me if you have any comments or wish to obtain any further clarifications.

Sincerely,

Joseph Patti, PhD

President & Chief Executive Officer

Aviragen Therapeutics, Inc.

Forward Looking Statements

This press release contains forward-looking statements about Aviragen Therapeutics, Inc. and Vaxart Inc., and their respective businesses, business prospects, strategy and plans, including but not limited to statements regarding the estimated value of the combined company; anticipated preclinical and clinical drug development activities, timelines and market opportunities; the combined company being well-funded to advance its programs; and the combined company’s ability to accelerate development of Vaxart’s vaccine candidates and generate near and long term value for stockholders. All statements other than statements of historical facts included in this press release are forward looking statements.  The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward looking statements.  These forward looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Aviragen and Vaxart to consummate the merger; risks related to Aviragen’s ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the market price of Aviragen’s common stock relative to the exchange ratio; the ability of Aviragen or Vaxart to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger. The vaccine candidates that Vaxart develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all. In addition, future clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this press release and such vaccine candidates may not successfully commercialized.  Additional factors that may cause actual results to differ materially from such forward looking statements include those identified under the caption “Risk Factors” in the documents filed by Aviragen with the Securities and Exchange Commission from time to time, including its Proxy/Prospectus on Form S-4, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent required by applicable law or regulation, neither Aviragen nor Vaxart undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009 678.221.3343

Additional Information About the Merger and Where to Find It

In connection with the proposed strategic merger, Aviragen and Vaxart have filed relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4, as amended, that contains a prospectus and a joint proxy statement. Investors may obtain the proxy statement/prospectus, as well as other filings containing important information about Aviragen, Vaxart and the merger, free of charge at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Aviragen by directing a written request to: Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009, Attention: Corporate Secretary or delivered via email to investors@aviragentherapeutics.com. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Aviragen and Vaxart and their respective directors and officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Aviragen in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger are included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Aviragen is also included in Aviragen’s Annual Report on Forms 10-K for the year ended June 30, 2017, filed with the SEC on September 1, 2017, and the Form 10-K/A filed with the SEC on October 20, 2017. These documents are available free of charge from the sources indicated above.

Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009 678.221.3343